November 25, 2015

VIA EDGAR

Ms. Lisa Larkin, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	FORUM FUNDS II
Gurtin National Municipal Intermediate Value Fund and
Gurtin California Municipal Intermediate Value Fund (the "Funds")
(FileNos.811-22842 and 333-188521)

Dear Ms. Larkin:

On August 14, 2015, Forum Funds II ("Registrant") filed Post-Effective Amendment No. 36 ("PEA 36") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to register shares of the Funds, each a new series of the Registrant (accession number 0001435109-15-000770) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Wednesday, September 9, 2015 regarding PEA 36 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below have been incorporated in a post-effective amendment, which is expected to be filed concurrently with this letter pursuant to Rule 485(b) of Regulation C under the Securities Act of 1933, as amended ("1933 Act").

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

PROSPECTUS
Comment 1: Populate the figures in the Fees and Expenses tables for each Fund, when available.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 2: In the Fees and Expenses tables, conform the line "Net Annual Fund Operating Expenses" to the naming convention set forth in Form N-1A (i.e., "Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement").

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 3: In the footnotes to the Fees and Expenses tables, confirm in the response letter that the expense limitation agreement between the Trust and the Adviser will remain in effect for no less than one year from the effective date of the Registration Statement.

U.S. Securities and Exchange Commission
November 25, 2015
Page

Response: Registrant confirms that the expense limitation agreement between the Trust and the Adviser will remain in effect for no less than one year from the effective date of the Registration Statement.

Comment 4: Confirm in the response letter that the figures provided in the Expense Example calculate waivers only through the stated duration of the waiver.

Response: Registrant confirms that the figures in the Expense Example factor in waivers only through the stated duration of the waiver (i.e., through 1 year).

Comment 5: In the "Principal Investment Strategies," ensure the Funds' 80% policies include borrowings for investment purposes, consistent with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended ("1940 Act").

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 6: In the "Principal Investment Strategies," provide a plain English definition of "duration."

Response: The investment limitations relating to the duration of the Fund's portfolio have been removed in their entirety. As such, Registrant respectfully declines the Staff's comment.

Comment 7: In the "Principal Investment Strategies," provide the anticipated dollar-weighted maturity range for the Funds' investments, as required by Rule 35d-1 under the 1940 Act.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 8: In the "Principal Investment Strategies," please reference to the term "value" in the applicable paragraph consistent with the naming convention of the Funds.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 9: In the "Principal Investment Risks," add risks for general obligation bonds and notes, lease revenue bonds, revenue bonds, and zero-coupon securities, as referenced in the Funds' Principal Investment Strategies.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 10: In the section entitled "Management," provide titles for the stated portfolio managers of the Funds, if any, per Item 5(b) of Form N-1A.

Response: Registrant respectfully declines the Staff's comment. The Fund's portfolio managers do not have additional titles that are required to be disclosed pursuant to Form N-1A.

Comment 11: In the "Principal Investment Risks," please ensure that the cross-reference to the Statement of Additional Information conforms to Form N-1A requirements for cross-references.

Response: Registrant confirms that the cross-references made throughout the Registration Statement conform to the requirements of Form N-1A.

U.S. Securities and Exchange Commission
November 25, 2015

Comment 12: In the section entitled "Taxes," consider if information relating to California Income Tax should also be included.

Response: Registrant believes that the current disclosure relating to California income tax provided in the section entitled "Taxes," beginning on page 42 is sufficient and, therefore, respectfully declines the Staff's comment.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")
Comment 13: In the section entitled "Investment Policies and Risks," state whether each of the disclosed strategies is a "principal" or "non-principal" strategy of the Funds.

Response: Registrant respectfully declines the Staff's comment. Registrant refers the Staff to the introductory paragraph in the "Investment Policies and Risks," which makes clear that the Fund's principal investment strategies and risks are set forth in the Funds' Prospectus.

Comment 14: In the column entitled "Principal Occupation(s) During Past Five Years" in the table setting forth the Trustees of the Trust, state the nature of the businesses referenced in a parenthetical, if not obvious.

Response: Registrant has revised the disclosure consistent with the Staff's comment.

Comment 15: In the section entitled "Purchase and Redemption Information," include a description of the Funds' method of determining offering prices and a discussion of valuation procedures, as set forth in Item 23(c) of Form N-1A. If this discussion exists already elsewhere, please reference where that disclosure may be found.

Response: Registrant has revised the disclosure consistent with the Staff's comment by including a more robust description of the Funds' NAV determination and valuation procedures.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
Zachary R. Tackett

cc: Alison Fuller, Esq.
Christopher Zimmerman, Esq.
Stradley Ronon Stevens & Young, LLP